As filed with the Securities and Exchange Commission on July 2, 2007
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

--------------------------------------------------------------------------------

                                   Schedule TO
                                 (Rule 14d-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      ACM Managed Dollar Income Fund, Inc.
                       (Name of Subject Company (Issuer))


                      ACM Managed Dollar Income Fund, Inc.
                  (Name of Filing Persons (Offeror and Issuer))


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)


                                    000949107
                      (CUSIP Number of Class of Securities)


                                 Emilie D. Wrapp
                             AllianceBernstein L.P.
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 969-1000
                 (Name, address, and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing persons)


                                 With a copy to:

                               Kathleen K. Clarke
                               Seward & Kissel LLP
                                1200 G Street, NW
                              Washington, DC 20005
                            Calculation of Filing Fee

================================================================================
Transaction Valuation*                                      Amount of Filing Fee
--------------------------------------------------------------------------------
  $8,750,810 (a)....................................             $268.65 (b)
================================================================================


(a) Calculated as the aggregate maximum purchase price to be paid for 1,024,685 shares in the offer, based upon the net asset value per share of $8.54 at May 18, 2007.

(b)  Calculated as the Transaction Valuation multiplied by 0.0000307.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $268.65
     Form or Registration No.: Schedule TO
     Filing Party: ACM Managed Dollar Income Fund, Inc.
     Date Filed: May 25, 2007


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

                             Introductory Statement

     This Amendment Number 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 25, 2007 by ACM Managed Dollar Income Fund, Inc. (the "Fund"), relating to an offer to purchase for cash (the "Offer") up to 1,024,685 shares of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share (the "Shares") amends such Statement on Schedule TO to add the following information in accordance with Rule 13e-4(c)(4) of the Securities and Exchange Act of 1934 and General Instruction H of Schedule TO:

     Pursuant to the Offer for up to 1,024,685 of its Shares which expired on Friday, June 22, 2007 at 12:00 Midnight Eastern Time, the Fund has accepted that number of Shares for payment on July 2, 2007 at $8.31 per Share. These Shares represent approximately 5% of the Fund's outstanding Shares. A total of 2,203,747 Shares were properly tendered and not withdrawn prior to 5:00 p.m. Eastern Time on June 26, 2007, the final date for withdrawals. Therefore, on a pro rated basis, in accordance with the terms of the Offer, 46.4985% of the Shares so tendered by each tendering stockholder have been accepted for payment. The aggregate purchase price paid by the Fund for the Shares purchased pursuant to the Offer was $8,515,132.35.

     Reference is hereby made to the press release issued by the Fund on June 25, 2007 a copy of which is attached hereto as Exhibit (a)(5)(v) and is incorporated herein by reference and the press release issued by the Fund on June 28, 2007 a copy of which is attached hereto as Exhibit (a)(5)(vi) and is incorporated herein by reference.

Item 12.  Exhibits.

     (a)(5)(v) Press Release issued on June 25, 2007.

     (a)(5)(vi) Press Release issued on June 28, 2007.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     ALLIANCE MANAGED DOLLAR INCOME FUND, INC.


                                   /s/ Emilie D. Wrapp
                                   -----------------------
                                   Name: Emilie D. Wrapp
                                   Title: Secretary


Dated: July 2, 2007

                                                               Exhibit (a)(5)(v)

Shareholder Contact:
1-800-221-5672


                  ACM MANAGED DOLLAR INCOME FUND, INC.ANNOUNCES
               EXPIRATION OF TENDER OFFER AND PRELIMINARY RESULTS
               --------------------------------------------------


     NEW YORK, NY June 25, 2007 - ACM Managed Dollar Income Fund, Inc. (NYSE:ADF) (the "Fund") announced today its tender offer for 1,024,685 of its issued and outstanding shares of common stock representing approximately 5% of the Fund's outstanding shares expired Friday, June 22, 2007 at 12:00 Midnight Eastern Time. Shares tendered may be withdrawn at any time prior to 5:00 p.m. Eastern Time on June 26, 2007.

     Based upon current information, approximately 2,139,456 shares were tendered, of which approximately 64,591 shares were tendered pursuant to notices of guaranteed delivery. Because the number of shares tendered exceeds 1,024,685 shares, the tender offer has been oversubscribed. Therefore, in accordance with the terms of the tender offer, the Fund will purchase shares on a pro rata basis (disregarding fractions) from all tendering stockholders, in accordance with the number of shares tendered by or on behalf of each stockholder. Based on preliminary information, the proration for each stockholder is estimated to be 46.5% of the shares properly tendered. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. Management of the Fund anticipates acceptance on June 28, 2007 of 1,024,685 shares properly tendered and not withdrawn and that payment for such shares will be made on or about July 2, 2007. The purchase price of properly tendered shares is the net asset value per share determined as of the close of regular trading session of the New York Stock Exchange today.

         The Fund is a non-diversified, closed-end U.S. registered management investment company whose investment adviser is AllianceBernstein L.P. As of June 22, 2007, the Fund's total net assets were approximately $170 million.

                                                              Exhibit (a)(5)(vi)

Shareholder Contact:
1-800-219-4218


                      ACM MANAGED DOLLAR INCOME FUND, INC.
                        ANNOUNCES RESULTS OF TENDER OFFER
                        ---------------------------------


     NEW YORK, NY June 28, 2007 - ACM Managed Dollar Income Fund, Inc. (NYSE:ADF) (the "Fund") announced today that in accordance with its tender offer for up to 1,024,685 of its shares of common stock which expired on Friday, June 22, 2007 at 12:00 Midnight Eastern Time, the Fund has accepted that number of shares for payment at $8.31 per share, which was the net asset value per share of the Fund as of the close on June 25, 2007. These shares represent approximately 5% of the Fund's outstanding shares. A total of 2,203,747 shares were properly tendered and not withdrawn prior to 5:00 p.m. Eastern Time on June 26, 2007, the final date for withdrawals. Therefore, on a pro rated basis, in accordance with the terms of the tender offer, 46.4985% of the shares so tendered by each tendering stockholder have been accepted for payment.

     The purpose of the tender offer was to fulfill an undertaking made in connection with the initial public offering of the Fund's shares.

     The Fund is a non-diversified, closed-end U.S. registered management investment company whose investment adviser is AllianceBernstein L.P. As of June 22, 2007, the Fund's total net assets were approximately $170 million.










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